Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of VeriChip, Inc. (formerly EXI Wireless Inc.)

We consent to the use of:

(a)	our report dated February 22, 2005, with respect to the consolidated balance sheets of EXI Wireless Inc. as at December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended; and

(b)	our report dated November 9, 2005, with respect to the consolidated balance sheet of EXI Wireless Inc. as at March 31, 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for the three-month period then ended, both included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

May 24, 2006